July 3, 2019

Rudi Hudaya

Chief Executive Officer

RMD Entertainment Group, Inc.

Jl. Gaharu No. 2B

Graha Harmoni Building, 5th Floor

Kota Medan, Sumatera Utara 20235

Indonesia

Re:	RMD Entertainment Group, Inc. Amendment No. 1 to Registration Statement on Form 10-12G Filed May 20, 2019 File No. 000-56041

In response to your letter dated May 29, 2019, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of RMD Entertainment Group, Inc. (“we”, or the “Company”). Amendment No. 2 to the Form 10 (“Amendment No. 2”) is being filed concurrently with this letter.

The Company has made certain changes in the Form 10 filing in response to your comments. For your convenience, we have reproduced below the comments contained in your May 29, 2019 letter immediately above our responses.

Form 10-12G/A filed May 20, 2019

General

1.	Please revise to furnish the information required by Item 303 of Regulation S-K as required by Item 2 of Form 10.

Response: we have provided the information required by Item 303 of Regulation S-K as required by Item 2 of Form 10 in Amendment No. 2 for the past two fiscal years.

2.	Please revise to furnish all financial statements required by Item 13 of Form 10.

Response: we have furnished all financial statements required by Item 13 of Form 10 in Amendment No. 2 for the past two fiscal years.

3.	It is unclear why you have removed the following from your filing:
•	the disclosure regarding the independence of your board of directors, as required by Item 7 of Form 10 and Item 407(a) of Regulation S-K;
•	the disclosure required by Item 8 of Form 10 and Item 103 of Regulation S-K with respect to any material pending legal proceedings;

Rudi Hudaya

RMD Entertainment Group, Inc.

May 30, 2019

•	the disclosure required by Item 9 of Form 10 and Item 201 of Regulation S-K, including information regarding market information for the company’s shares and holders of the company’s shares;
•	the disclosure of all securities sold within the past three years which were not registered under the Securities Act, as required by Item 10 of Form 10 and Item 701 of Regulation S-K;
•	the description of the class of securities you are registering, as required by Item 11 of Form 10 and Item 202 of Regulation S-K;
•	the disclosure regarding the general effect of any contract under which directors or officers may be indemnified, as required by Item 12 of Form 10 and Item 702 of Regulation S-K; and

•        the exhibits index, as required by Item 601(a)(2) of Regulation S-K. Please revise to restore this information or advise.

Response: in the Form 10-12G/A filed May 20, 2019, we only reproduced sections where changes are made to the Original Form 10-12G filed April 1, 2019. We realize that we did not make this distinction clear in our response submitted to you on May 20, 2019. In Amendment No. 2, we reproduce the original Form 10-12G in its entirety with certain sections revised per your two comment letters dated April 25, 2019 and May 29, 2019.

Item 5. Directors and Executive Officers, page 8

4.	We note your response to comment 4. Please supplementally confirm, if true, that each of Messrs. Stevens and Jovianto are among the Indonesian nationals that "only have one name," which your response appears to indicate.

Response: We confirm that Messrs. Stevens and Jovianto are among the Indonesian nationals that only have one name.

Item 7. Certain Relationships and Related Transactions..., page 11

5.	We note your revised disclosure on page 11 in response to comment 7, which discloses, among others, that "[o]n October 11, 2017, the creditor of the note payable sold the note to Mr. Seng Yeap Kok, our principal shareholder." Please revise to provide context for such disclosure by clarifying the material terms of the note payable. Please also disclose the material terms of the sale thereof to Mr. Kok. Refer to Item 404 of Regulation S-K.

Response: Per the requirements of Item 404 of Regulation S-K, we have revised our disclosure regarding the Convertible Note in Item 7 as follows:

“Mr. Seng Yeap Kok purchased a Convertible Note in the principal amount of $50,000, convertible at $0.001 per share, originally dated February 24, 2014 and amended on October 1, 2017 from a third-party creditor of the Company. Under the original February 24, 2014 Note, the principal amount of indebtedness was $115,000. On October 1, 2017, the third-party creditor agreed to forgive $65,000 in indebtedness and the balance of the Convertible Note became $50,000 as a result. On October 11, 2017, the note was sold to Mr. Seng Yeap Kok for a purchase price of $5,000. As of June X, 2019, no amount of the principal has been repaid and the balance of the Convertible Note remains $50,000.”

Please telephone the undersigned at (212) 448-6216 if you have any questions or require any additional information.

Very truly yours,

/s/ Steven W. Schuster

Steven W. Schuster